82-51

TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

October 4, 2004

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release which was issued by TransCanada Corporation on CCN Matthews on October 4, 2004. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

dlw 10/6

TransCanada
In business to deliver

NewsRelease

Hydro-Quebec Awards Six Projects to Cartier Wind Energy

CALGARY, Alberta – October 4, 2004 – (TSX: TRP) (NYSE: TRP) – Cartier Wind Energy Inc., owned by TransCanada Corporation (50 per cent), Innergex II Inc. (30 per cent) and RES Canada (20 per cent), is pleased to announce it has been awarded six projects by Hydro-Quebec Distribution representing a total of 739.5 Megawatts (MW).

Cartier Wind Energy's projects will benefit the Gaspé region. Many turbine components will be manufactured and assembled in Gaspesie, Iles-de-la-Madeleine and the Regional County Municipality of Matane, as required by the 1,000 MW Call for Tenders issued by Hydro-Quebec Distribution. As a result, the region will become a North American leader in wind turbine manufacturing and wind energy generation.

The six projects are distributed in various communities of the administrative region of Gaspesie, Iles-de-la-Madeleine and the Regional County Municipality of Matane. The projects will be commissioned between 2006 and 2012 and are located in the municipalities of Mont Louis (211.5 MW), Gaspé (100.5 MW), Carleton (109.5 MW), Baie des Sables (109.5 MW), Les Méchins (150 MW) and Cloridorme (58.5 MW).

Power purchase agreements are being negotiated with Hydro-Quebec Distribution for each of the six facilities and are expected to be executed in December 2004. Each agreement will be subject to approval from Le Régie de L'Energie.

The six projects are expected to cost a total of approximately $1.2 billion.

Innergex II Inc. is a Quebec based power producer which specializes in the development, ownership and operation of renewable energy projects. The management of Innergex II initiated four years ago the development of wind power projects in Gaspesie and the Regional County Municipality of Matane. Since then, the company has worked actively with local communities and suppliers to structure sustainable projects that are environmentally and socially sound. Innergex Power Income Fund, a public income fund managed by the same group, owns eight hydroelectric power stations in Quebec and Ontario.

RES Canada is located in Montreal and is a wholly owned subsidiary of Renewable Energy Systems, a member of the Sir Robert McAlpine Construction Group. RES brings a unique 23 years of experience in the assessment of wind resources and construction of wind farms. RES has built over 800 MW of wind farm projects including King Mountain in Texas, U.S.A. one of the largest in the world.